UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of an Audit Committee Member

As previously disclosed, the Board of Directors (the “Board”) of Top Kingwin Ltd. (the “Company”) appointed Mr. Zhanlin Liao to serve as an independent director of the Board and as the chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee of the Board on August 19, 2024.

On September 20, 2024, the Board approved the appointment of Mr. Liao to serve as a member of the Audit Committee of the Board, in addition to his current roles with the Company. The following table sets forth the Board’s committee composition as of the date of this report:

Committee	Chairperson	Member	Member
Audit Committee	Kenneth K. Cheng	Richard W.Y Seow	Zhanlin Liao
Nominating and Corporate Governance Committee	Zhanlin Liao	Kenneth K. Cheng	Richard W.Y Seow
Compensation Committee	Richard W.Y Seow	Zhanlin Liao	Kenneth K. Cheng

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: September 20, 2024	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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